Blucora, Inc.
10900 NE 8th St., Suite 800
Bellevue, WA 98004

August 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

Mitchell Austin, Staff Attorney

Re: Blucora, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed February 27, 2014 and May 1, 2014, respectively

File No. 000-25131

Dear Ms. Mills-Apenteng and Mr. Austin:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated August 8, 2014 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2014. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company would provide a response. Per my phone conversation on August 11, 2014 with Mitchell Austin of the Staff, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. As discussed, due to work on other pending obligations, our financial and accounting teams need additional time in order to prepare a response that will address the Staff's comments in a complete and detailed manner. Mr. Austin indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than September 5, 2014.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 201-8509.

Thank you very much for your courtesy and cooperation in this matter.

BLUCORA, INC.

/s/ Nathan Garnett

Nathan Garnett

Acting General Counsel & Secretary